UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 001-16139
CUSIP Number: 97651M109
(Check One): ☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended:                     March 31, 2010

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

     Read Instruction (on back page) Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Wipro Limited

Full name of registrant

Former name if applicable
Doddakannelli, Sarjapur Road

Address of principal executive office (Street and number)
Bangalore, Karnataka 560035, India

City, state and zip code
PART II - RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☐ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
Wipro Limited (the “Company”) requires additional time to complete the review and processing of its Annual Report on Form 20-F for its fiscal year ended March 31, 2010. The Company could not file its Form 20-F by September 30, 2010, because the Company was unable to finish compiling certain financial and narrative information in order to complete its Form 20-F by the initial filing date.
As the Company disclosed in its Form 6-K dated March 1, 2010, the Company discovered embezzlement by one of its employees during the period from November 2006 to December 2009. In response to the discovery of this embezzlement, the Company, together with its Audit Committee, conducted an investigation to determine, among other things, the materiality of the amounts embezzled and to assess the design and implementation of internal control processes. Based on its review of the facts discovered during its investigation, the Company believes that the amounts embezzled were not material. The Company has since recovered substantially all of the embezzled amounts.
As a result of the investigation of the embezzlement matter, the Audit Committee commenced an investigation, together with its independent counsel and the accountants they engaged, to evaluate certain issues that arose out of that investigation, including the appropriateness of certain accounting entries. The investigation has not yet been completed. After the investigation is completed, the Company will finalize its Annual Report on Form 20-F, including its evaluation of internal controls over financial reporting.
Therefore, the Company is unable to file its Annual Report on Form 20-F until after September 30, 2010. The Company currently expects to file its Annual Report on Form 20-F by November 10, 2010.
PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Suresh C. Senapaty	+91-80	2844-0055

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes      ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes       ☑ No*
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*	As of this date, as part of the ongoing investigation discussed in Part III above, there has been no determination that there will be any significant change in results of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statement to be included in the Registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010. It is on this basis that the Registrant has checked the box under Part IV, Item (3) as “No”.

Wipro Limited
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 1, 2010	By:	/s/ Suresh C. Senapaty
Suresh C. Senapaty
Chief Financial Officer and Director

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).